

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 28, 2008

Ms. Cheryl J. Mihitsch
Chief Financial Officer
John D. Oil and Gas Company
8500 Station Street Suite 100
Mentor, OH 44060

> **Re: John D. Oil and Gas Company**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed March 28, 2008**
> **File No. 000-30502**

Dear Ms. Mihitsch:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Item 8A (T) Controls and Procedures, page 27

1.   We note that your officers certified in Exhibits 31.1 and 31.2 that they evaluated and presented conclusions about the effectiveness of your disclosure controls and procedures as of the end of the period covered by your report. However, it appears you need to provide the corresponding disclosure to comply with Item 307 of Regulation S-B.

2.   We also note your statement that there have been no *significant* changes in your *internal controls* or other factors that could significantly affect these controls *subsequent* to December 31, 2007. Please comply with Item 308(c) of Regulation S-B, which requires that you disclose *any* change in your *internal control over financial reporting* that occurred *during the last fiscal quarter* that has materially affected, or is reasonable likely to materially affect your internal control over financial reporting.

Financial Statements

Note 15 – Supplemental Disclosures About Oil and Natural Gas Producing Activities, page 54

3.   We note you combine *revision of previous estimates, extensions and other additions* in the reporting changes in the net quantities of your proved reserves. Please provide the breakdown of these categories as required by paragraph 11 of SFAS 69.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joanna Lam at (202) 551- 3476 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief